[Cadwalader, Wickersham & Taft LLP Letterhead]

April 24, 2015

Via Edgar Correspondence

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mara L. Ransom, Assistant Director
Michael Kennedy, Staff Attorney

Re:	Cadiz Inc.

Registration Statement on Form S-3

Filed March 30, 2015

File No. 333-203085

Dear Ms. Ransom:

On behalf of Cadiz Inc. (the “Company”), this letter responds to your letter, dated April 23, 2015 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).  Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Concurrently with the submission of this letter, the Company is filing an amendment to the Registration Statement (the “Amended Registration Statement”) via EDGAR with the Commission.  Unless otherwise noted, all page references set forth in the responses to the Staff’s comments refer to page numbers in the Amended Registration Statement.

General

1.
Please reconcile your disclosure on the cover page as well as page 3 and 20 of the registration statement that you are registering 7,194,048 shares of your common stock with your disclosure in the fee table that you are registering 9,693,141 shares of your common stock. Also, your references to $53,458,000 of principal amount of the notes in note (4) to the fee table as well as on page 20 are unclear in light of your references to $40,726,000 of original principal amount of the notes on the cover page and pages 3 and 20. In addition, please ensure that your disclosure throughout the registration statement references all securities being registered; for example, the 250,000 shares issuable to selling stockholders upon the exercise of warrants are disclosed only in the footnotes to the fee table.

Response:

In response to the Staff’s comment, the Company has revised the notes to the Calculation of Registration Fee Table.  The Amended Registration Statement includes a combined prospectus pursuant to Rule 429 under the Securities Act of 1933 that also relates to securities that were registered by the Registration Statement on Form S-3 (File No. 333-188734) (the “Prior Registration Statement”) and the Amended Registration Statement constitutes a post-effective amendment to the Prior Registration Statement.  The Prior Registration Statement registered resales of shares of the Company’s Common Stock underlying $53,458,000 in original principal amount of the Company’s 7.00% Convertible Senior Notes due 2018 (the “Notes”) issued in March 2013, including accretion if held to maturity.

The Amended Registration Statement registers resales of (i) shares that may be acquired by selling securityholders upon conversion of principal and accretion under $40,726,000 in original principal amount of Notes and (ii) the $40,726,000 in original principal amount of Notes.  The shares included in the Amended Registration Statement are a subset of the shares included in the Prior Registration Statement and the Notes included in the Amended Registration Statement are a subset of the Notes to which the Prior Registration Statement related.  In addition, the selling securityholders under the Amended Registration Statement were selling stockholders under the Prior Registration Statement, with the addition of Polygon Convertible Opportunity Master Fund, which acquired Notes from another selling securityholder.

The Prior Registration Statement also registered resales of 250,000 shares that were issuable to selling stockholders upon the exercise of warrants that were issued by the Company in October 2012.  Those warrants expired on October 30, 2014 as disclosed in the Company’s Form 10-K filed on March 9, 2015 and the Amended Registration Statement does not include shares that were issued upon exercise of those warrants.

As a result of the amount of time that has elapsed since the Notes were originally issued, the Company is no longer contractually required to register resales of all of the shares that were originally included in the Prior Registration Statement.  Similarly, considering the amount of time since the offering of the Notes, the Company has determined to register resales of the Notes held by the selling securityholders to facilitate the administration of the Company’s security registers, among other reasons.

Selling Securityholders, page 20

2.
The amounts you provide in the table do not reconcile with the accompanying footnote as it relates to the holdings of LC Capital Master Fund Ltd. Specifically, you indicate that 759,492 shares are held by this security holder in the footnote and yet the table indicates that 905,000 shares will be beneficially owned, and not sold, after this offering. Please reconcile.

Response:

In response to the Staff’s comment, the Company has revised the Amended Registration Statement at page 23.  The 905,000 shares reflected in the table as beneficially owned after the offering consist of the 759,492 shares of common stock beneficially owned by LC Capital Master Fund Ltd. and the 145,508 shares held by Steven G. Lampe, who is a managing member of Lampe, Conway & Co., the investment manager to LC Capital Master Fund Ltd.

3.
Please clarify whether the selling securityholder Polygon Convertible Opportunity Master Fund is a registered broker-dealer or an affiliate of a broker dealer. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the convertible promissory notes that are convertible into the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

Response:

In response to the Staff’s comment, the Company has revised the Amended Registration Statement at page 24 to disclose that Polygon Convertible Opportunity Master Fund has confirmed that it is not a registered broker-dealer or an affiliate of a broker dealer.

Information Incorporated by Reference, page 30

4.
We note that you incorporate by reference your Form 10-K filed March 9, 2015, which, in turn, incorporates by reference portions of your definitive proxy statement, which has not yet been filed. Please either amend the Form 10-K to include the information you are required to provide pursuant to Part III or file the proxy statement in order to satisfy Item 12 of Form S-3. Please refer to Compliance and Disclosure Interpretations - Securities Act Forms Question 123.01, which can be found on our website, for additional guidance.

Response:

The Company filed its definitive proxy statement on April 23, 2015.

Exhibit 5.1 – Opinion

5.
Please ask counsel to revise their opinion to refer to the specific number of shares being opined upon. Please also ask counsel to revise their opinion to limit the (y) assumptions provided in the 3rd paragraph to parties other than you rather than “all parties.”

Response:

In response to the Staff’s comment, the Company has filed a revised opinion as Exhibit 5.1 to the Amended Registration Statement.

In addition to the above responses to the Staff’s comments, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *         *

We hope the foregoing responses address your comments.  If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (212) 504-6888 or Daniel F. Zimmerman at (212) 504-5663.

Sincerely,

/s/ Christopher T. Cox
Christopher T. Cox

cc:	Timothy J. Shaheen (Cadiz Inc.) Daniel F. Zimmerman (Cadwalader, Wickersham & Taft LLP)